SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

05 April 2016

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

Aviva announces that:

Aviva Annual Bonus Plan 2011 (ABP) and the Aviva Long Term Incentive Plan 2011 (LTIP)
  On 4 April 2016, in London, and in line with the normal timetable, the following PDMRs received Aviva ordinary shares of 25 pence each (Shares) following the vesting of awards granted in 2013 under the ABP and the LTIP (the Plans). Disposals have also been made, including to cover the cost of taxes and sales fees, as set out below.
Name	ABP or LTIP	Price at which Shares granted (pence)	Shares received from ABP or LTIP awards	No. of Shares sold to cover taxes and costs	Other disposal of shares	No. of Shares retained net of taxes and costs	Price at which Shares sold (pence)
Mark Wilson	LTIP	299p	569,459	268,589		300,870	447.01p

Kirstine Cooper	ABP LTIP	299p 299p	61,397 123,962	28,964 58,472		32,433 65,490	447.01p 447.01p
Angela Darlington	ABP LTIP	299p 299p	20,461 30,505	9,651 14,388		10,810 16,117	447.01p 447.01p
David McMillan	ABP LTIP	299p 299p	43,702 158,827	20,540 74,649	23,162 84,178	0 0	447.01p 447.01p
Maurice Tulloch	ABP LTIP	299p 299p	90,061 174,630	42,499 82,407		47,562 92,223	447.01p 447.01p
Jason Windsor	ABP LTIP	299p 299p	81,314 145,270	38,352 68,517		42,962 76,753	447.01p 447.01p

  As disclosed in the Aviva Annual Report, published on 29 March 2016, these shares vested in accordance with the rules of the Plans and following performance testing of the LTIP award. The grant of awards under the LTIP was for nil consideration. The LTIP award vested at 53% following testing of Return on Equity (ROE) and Total Shareholder Return (TSR) performance factors, over a three year period (1 January 2013 to 31 December 2015).
  The awards under the ABP and LTIP were granted at a price of £2.99 per share which was based on the average share price of an Aviva ordinary share for 3 days prior to the date of grant.
  The releases under the ABP and LTIP include additional Shares received in lieu of dividends, which are subject to tax.

Aviva Recruitment and Retention Share Award Plan (RRSAP)
  Also on 4 April 2016 the following PDMRs received Shares following the vesting of awards granted under the RRSAP. Awards granted under RRSAP were made to replace, on a like for like basis, deferred compensation forfeited on resignation from previous employers.
Name	Price at which Shares granted (pence)	Shares received RRSAP awards	No. of Shares sold to cover taxes and costs	No. of Shares received net of taxes and costs	Price at which Shares sold (pence)
Euan Munro	465p	75,594	35,654	39,940	447.01p
Chris Wei	530p	52,771	6,434	46,337	447.01p

  These Shares vested in accordance with the rules of the RRSAP. The grant of awards under the RRSAP was for nil consideration. The awards under the RRSAP were granted at a price of £5.30 per share for Chris Wei and £4.65 per share for Euan Munro, which was based on the average share price of an Aviva ordinary share for 3 days prior to the date these individuals joined the company.
  The releases under the RRSAP include additional Shares received in lieu of dividends, which are subject to tax.
  The Award for Mr Munro was made upon his recruitment, in March 2014, and prior to him becoming a PDMR. This is the final release under this award.
  The award for Mr Wei is as announced 24 March 2015.
This announcement is made pursuant to Disclosure and Transparency Rule 3.1.4. Aviva was notified of the above transactions on 4 April 2016.

Media Enquiries:
Andrew Reid                                                                      +44 (0)7800 694276

General Enquiries:
Roy Tooley, Company Secretarial                                 +44 (0)207 662 6019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 05 April, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary